Exhibit 99.1

Corgi International Limited Announces Annual Report for March 31, 2007 Includes "Going Concern" Qualification and Closing of Approximately $1.9 Million of Additional Equity and Announces $100,000 Investment by CEO Michael Cookson

HONG KONG -- Corgi International Limited (NASDAQ GM: CRGI), a NASDAQ listed company, noted today that its financial statements for the fiscal year ended March 31, 2007, included in the Company's Annual Report on Form 20-F ("Form 20-F") filed with the Securities and Exchange Commission on October 15, 2007, contain a going concern qualification in the audit opinion of its independent accounting firm, Eisner LLP.  As previously disclosed and discussed in Note 1 to the consolidated financial statements in the Form 20-F, the going concern qualification is based on the Company's working capital deficiency and recurring losses from operations.

In addition, as disclosed in the Form 20-F, on August 22, 2007, the Company raised approximately $1.844 million pursuant to the exercise of 368,863 warrants at $5.00 per share.  Corgi and its warrant holders amended the terms of Corgi's existing 1,070,654 warrants to reduce the exercise price from $7.80 per share to $5.00 per share for any exercises prior to September 5, 2007 and agreed to issue to any warrantholder exercising warrants by such date a new warrant for 50% of the warrants exercised with an exercise price of $6.00 per share.  Warrant holders holding 368,863 warrants took advantage of the amendment.

Also, the Company announced that on October 16, 2007, it raised $100,000 from an investment of its CEO, Michael Cookson, through his purchase of 20,000 ADSs at $5.00 per share with a right to receive 10,000 warrants with an exercise price of $6.00 per ADS (the same terms as the warrantholders).

This announcement is being made in compliance with NASDAQ Marketplace Rule 4350(b)(1)(B), which requires separate disclosure of receipt of an audit opinion that contains a going concern qualification.

About Corgi International Limited

Corgi International Limited develops and markets innovative, high-quality licensed and unlicensed pop culture collectibles, gifts and toys ranging from high-end movie and television prop replicas to lower price-point gifts and toys. The Company holds licenses for pop culture collectibles, gifts and toys for many of the highest grossing film franchises of all time including, among others, Disney Classics, Harry Potter, James Bond, Pirates of the Caribbean, The Golden Compass, Marvel Classics and Spiderman 3. The Company is headquartered in Hong Kong, with offices in Walnut Creek, CA and the United Kingdom.

Caution Regarding Forward-Looking Statements

Certain statements in this release are forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, without limitation, changes in market demand for Corgi International Limited’s products, changes in economic conditions, dependence on certain customers and licensing partners and loss of such licensing partners, and other risks described in the Company's annual report on Form 20-F for the fiscal year ended March 31, 2007 filed with the Securities and Exchange Commission on October 15, 2007. The Company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

Contact:

Jack Lawrence
Chief Financial Officer
(925) 975-1500